Exhibit 1

Oi S.A. – IN JUDICIAL REORGANIZATION

Corporate Taxpayers’ Registry (CNPJ/MF) No. 76.535.764/0001-43

Board of Trade (NIRE) No. 33.30029520-8

Publicly-Held Company

MINUTES OF THE 211th MEETING OF THE BOARD OF DIRECTORS

HELD ON DECEMBER 10, 2018.

I. DATE, TIME AND PLACE OF THE MEETING: On the 10th day of December 2018, at 5:00 pm, by conference call.

II. CALL NOTICE: Made by individual messages sent to the members of the Board Directors.

III. QUORUM AND ATTENDANCE: All members of the Board of Directors, who signed at the end, were present. The following attended the meeting: Mr. Eurico de Jesus Teles Neto, Mr. Carlos Augusto Machado Brandão, Mr. Eduardo Ajuz, Mr. Marcelo Ferreira, Mr. Arthur José Lavatori Correa and Ms. Daniella Geszikter Ventura, all representatives of the Company. Mr. Antonio Reinaldo Rabelo also attended the meeting in his capacity as a consultant. In accordance with Judgment No. 148, item “g”, of March 19, 2018 of the National Telecommunications Agency (Agência Nacional de Telecomunicações) – ANATEL, Mr. Moises Gonçalves also attended the meeting.

IV. BOARD: Chairman of the Meeting: Mr. Eleazar de Carvalho Filho; and Secretary of the Meeting José Augusto da Gama Figueira.

V. AGENDA: (1) Extension of the deadline relating to the exercise of the preemptive right under the Capital Increase – New Resources.

VI. RESOLUTIONS: The meeting having started, with regard to the only item of the Agenda, Mr. Carlos Brandão informed of the evolution of negotiations with the Backstop Investors to obtain waivers or postponement of the implementation dates of certain conditions precedent and of the automatic termination provision set forth in the Subscription and Commitment Agreement (the “Commitment Agreement”), noting that the negotiations have not yet been concluded. Mr. Eurico Teles, together with Mr. Carlos Brandão and Mr. Antonio Rabelo, updated the participants about the condition precedent related to the publication of the new General Plan of Universal Access Targets (Plano Geral de Metas de Universalização – PGMU) . Then, the board members discussed the proposal to amend the Commitment Agreement, with the objective of extending its automatic termination date until December 31, 2018, in the event that the conditions precedent are not met or the respective waivers are not obtained, in order to permit the Company and Backstop Investors more time to conclude ongoing negotiations. Considering the ongoing negotiations to execute the new amendment to the Commitment Agreement, the Board of Directors also discussed the extension proposed relating to the exercise of the preemptive right under the Capital Increase – New Resources for an additional period of 9 days. Therefore, the original deadline that would have expired on December 26, 2018, will now expire on January 4, 2018, consequently adjusting the periods of time for the other subsequent steps, with the objective of making viable the continuation of the negotiations between the Company and the Backstop Investors. Mr. Carlos Brandão brought up the concern of the Board of Executive Officers that the extension of deadlines referred to herein could affect the value of the Company’s shares, noting that this concern would be communicated by e-mail to the Backstop Investors.  The Board of Directors, after discussion and consideration, unanimously decided to (i) approve the proposal to extend the deadline related to the exercise of the preemptive right under the Capital Increase – New Resources by an additional period of 9 days so that the period that would have expired on December 26, 2018, will now expire on January 4, 2018, with the applicable adjustments to the other dates relating to the Capital Increase – New Resources, keeping unchanged the other terms and conditions relating to the Capital Increase – New Resources; and (ii) authorize the execution of an amendment to the Commitment Agreement with the objective of extending its automatic termination date until December 31, 2018. Lastly, the Board of Directors authorized the Executive Officers to take all necessary measures to undertake the deadline extension of the exercise of the preemptive right and to execute the amendment to the Commitment Agreement, in accordance with the terms discussed in this meeting.

VII. CLOSING: With nothing further to discuss, the Chairman of the Meeting adjourned the Meeting, and these minutes were drafted, read and approved, and signed by all of the Board Members in attendance and by the Secretary of the meeting. (a.a) Mr. Eleazar de Carvalho Filho (Chairman of the Board), Mr. Marcos Grodetzky (Vice-Chairman), Mr. Marcos Bastos Rocha, Mr. José Mauro M. Carneiro da Cunha, Mr. Rodrigo Modesto de Abreu, Mr. Wallim C. de Vasconcellos Junior, Mr. Ricardo Reisen de Pinho, Mr. Henrique José Fernandes Luz, Mr. Paulino do Rego Barros Jr, Ms. Maria Helena dos Santos F. Santana and Mr. Roger Solé Rafols.

Conforms to the original recorded in the Company’s own books.

Rio de Janeiro, December 10, 2018.

José Augusto da Gama Figueira

Secretary

Oi S.A. – In Judicial Reorganization

Minutes of the 211th Meeting of the Board of Directors

                                                                                             Held on December 10th, 2018